[ON ZOLL MEDICAL CORPORATION LETTERHEAD]

July 30, 2008

Via EDGAR and Federal Express

Mr. Jay Mumford

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	ZOLL Medical Corporation
Response Letter dated June 26, 2008
Annual Report on Form 10-K
Filed December 13, 2007
File No. 000-20225

Dear Mr. Mumford:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to ZOLL Medical Corporation (the “Company”) dated July 7, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, File Number 000-20225 (the “Form 10-K”), which was filed with the Commission on December 13, 2007.

Set forth below are the Company’s responses to the comments made in the Comment Letter. For reference purposes, the text of the comments has been reproduced below and the Company’s response follows it.

Item 10.	Directors, Executive Compensation

Comment No. 1

We note your response to comment 1. Please provide us with a more detailed explanation as to why disclosure of the parameters of the corporate financial performance goals used to determine the performance bonuses of your named executive officers would cause substantial competitive harm, especially when the requested disclosure would be made on a historical basis. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm.

Response to Comment No. 1

Because the Company is a relatively small and focused business entity whose business comprises solely its defibrillator and related resuscitation product activities, the Company believes that its competitors would be able to use information obtained by analyzing the named executive officers’ corporate financial performance goals to their competitive advantage. This is in contrast to the Company’s principal competitors, both of whom have defibrillator/resuscitation product lines of business that constitute a very small portion of their respective businesses.

By way of example, if the Company’s cash flow goals were disclosed and perceived by a competitor to be aggressive (even historically), the competitor would conclude that cash flow was a parameter of importance to the Company going forward. The competitor could then assess the Company’s balance sheet against other companies in the industry and conclude that inventory reduction was more important to the Company than, for example, daily sales outstanding. Given this insight, the competitor could more effectively compete against the Company by focusing on rapid delivery time for its own products. This would result in significant competitive harm to the Company because the Company would then have conflicting goals (inventory reduction for cash flow purposes vs. inventory maintenance to effectively compete against a competitor offering a faster delivery time). This competitive harm to the Company is exacerbated by the fact that the Company is a relatively small enterprise in one line of business.

As another example, if the Company’s return on sales goals were disclosed and perceived by a competitor to be aggressive, the competitor would conclude that return on sales was important to the Company going forward. The competitor in this situation could more effectively compete against the Company by lowering its prices. This would result in significant competitive harm to the Company because the Company would be forced to lower its prices to compete effectively, which would have a negative impact on return on sales.

Similar analyses can be made with respect to the other corporate financial performance goals. For example, since earnings per share (“EPS”) is essentially revenue minus expense, to the extent a competitor knows on a historic basis the Company’s goals with respect to return on sales, cash flow and EPS, it would be able to estimate the Company’s future revenue growth and expense levels. This information could enable a competitor to determine whether the Company was intending to increase its pricing, allowing the competitor to develop an appropriate responsive business strategy.

The disclosure of the goals for the contribution to the respective sales regions for Mr. Moghadam and Mr. Flora, even on a historical basis, would reveal the Company’s long-term geographic sales strategy. In addition, competitors could use this information to understand the Company’s pricing strategies. This, in turn, would result in a material disadvantage to the Company because it would provide the Company’s competitors—some of which have greater resources than the Company—with enough information to devise counter-strategies related to pricing. The disclosure of the goals for revenue growth would also provide competitors with additional information about and insight into the Company’s business strategy and goals for profitability.

The Company recognizes that certain information may be more useful for the purpose of competitive analysis. For example, EPS goals are made up of a number of “moving parts” on the revenue and expense sides, and, therefore, might be less useful to a competitor’s analysis standing alone than return on sales or cash flow. The Company believes that, in order of importance, the parameters that are most sensitive competitively are (1) sales region goals, (2) revenue growth goals, (3) cash flow goals, (4) return on sales goals, and (5) EPS goals.

For these reasons, and in accordance with Instruction 4 to Item 402 (b) of Regulation S-K, the Company considers the corporate financial performance goals to be confidential commercial and financial information and proposes not to include disclosure of the specific target levels for these goals in its future filings. Please be assured that the Company is committed to full compliance with the Commission’s disclosure regulation, but genuinely believes that disclosure of corporate financial performance goals tied to compensation of its named executive officers would assist its major competitors, thus potentially harming the Company’s shareholders.

However, if the Staff concludes that disclosure of one or more of the less competitively sensitive corporate financial performance goals on a quantitative basis is material to an investor’s understanding of the Company’s annual incentive cash bonus program, and such understanding outweighs the potential competitive harm to the Company that would result from such disclosure, the Company will make such disclosure in its future filings to the extent the annual incentive cash bonus program continues to incorporate such goals.

Comment No. 2

You state in your response to comment 2 that “[t]he Bonus Program references only a target amount for the bonus. It does not contemplate threshold or maximum bonus amounts. Accordingly, the columns in the “Estimated Future Payouts under Non-Equity Incentive Plan Awards” relating to threshold and maximum amounts will be blank in future filings.” Please reconcile your response with your disclosure on page 11 of your proxy statement that “[o]ur maximum and threshold levels for these corporate financial performance goals are determined in relation to our target levels.” If you have threshold or maximum levels associated with your awards, please include those amounts in your Grants of Plan-Based Awards table, along with any appropriate footnote disclosure or revise your future filings so that your disclosure in this regard is clear.

Response to Comment No. 2

The Company mistakenly stated in the Proxy Statement that the Bonus Program includes maximum and threshold levels in relation to the payment of bonuses under the Bonus Program. The Company hereby confirms that the Bonus Program does not include traditional maximum and threshold levels in relation to the payment of bonuses under the Bonus Program. The Company will revise this disclosure in its future filings to clarify that the Bonus Program does not include maximum and threshold levels.

Other Matters

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (978) 421-9366.

Sincerely,

/s/ Stephen Korn
Stephen Korn
Vice President and General Counsel

cc:	Richard A. Packer
Chief Executive Officer

Raymond C. Zemlin
Goodwin Procter LLP

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